

January 14, 2021

Ron Yekutiel
Chairman and Chief Executive Officer
Kaltura, Inc.
250 Park Avenue South
10th Floor
New York, New York 10003

      **Re: Kaltura, Inc.**
          **Draft Registration Statement on Form S-1**
          **Submitted December 18, 2020**
          **CIK No. 0001432133**

Dear Mr. Yekutiel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.    You disclose that as of September 30, 2020, you had more than 15 million authenticated users. Please define authenticated user and provide further context for this metric, including a discussion of whether this includes inactive users.

2.    You disclose that as of September 30, 2020, you had over 1,000 enterprise customers. You also state that most of your existing customer base consists of large enterprise customers. Please revise to disclose how you define an "enterprise customer" and a "large

enterprise customer." Disclose the percentage of your total revenue that is generated by each type of customer, the number of enterprise customers, as well as total customers for each period presented. Refer to SEC Release 33-10751

3.  Please disclose whether the 25 of the Fortune 100 customers, the U.S. R1 educational institutions, the seven Ivy League schools and the global media companies and telecom operators that you reference comprise a material portion of your revenue.

## Risk Factors
We typically provide service-level commitments under our customer agreements..., page 31

4.  You state that you experienced a period of service instability in the third quarter that caused you to fall below the service-level commitments in your customer agreements. Please discuss the extent of the customer terminations and the decrease in customer renewals that you experienced during this period.

## Management's Discussion and Analysis of Financial Condition and Results of Operations
## Key Financial and Operating Metrics
## Annualized Recurring Revenue, page 86

5.  Please explain your basis for including term license revenue, which is recognized at a point in time at delivery, in the ARR metric. Tell us how including the term licenses is useful to an investor when trying to understand your recurring revenue contracts. As part of your response please tell us the typical term license period and your term license renewal rates.

## Business
## Our Opportunity, page 108

6.  Please disclose how you calculated the total addressable on-demand, live, and real time video experience market. Discuss any assumptions or limitations of your estimate.

## Principal Stockholders, page 128

7.  Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities listed.

## Consolidated Financial Statements
## Consolidated Statements of Operations, page F-5

8.  Tell us how you considered presenting product revenue derived from the sale of term software licenses as a separate line item. Refer to Rule 5-03(b)(1) of Regulation S-X.

## Note 2. Summary of Significant Accounting Policies
## Revenue recognition, page F-12

9.  You disclose that your contracts usually include a fixed amount of consideration, as well

as variable consideration for overage.  Please revise to disclose how you recognize revenue for overage usage in your contracts.  As part of your response, please quantify the amount of usage revenue recognized in the periods presented.

<u>Note 12. Convertible and Redeemable Convertible Preferred Stock and Stockholders' Deficit, page F-26</u>

10.    Please provide us with a breakdown of all stock-based compensation awards granted in 2020 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

<u>General</u>

11.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Foland, Staff Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Benjamin J. Cohen